Exhibit 99.3

Non-GAAP Financial Measures

Non-GAAP financial measures are not recognized terms under, and should not be considered as a substitute for, financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our definitions of and method of calculating non-GAAP financial measures may vary from the definitions and methods used by other companies, which may limit their usefulness as a comparative measure. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, non-GAAP financial measures should not be considered as measures of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

Adjusted Revenues. We present Adjusted Revenues because we believe it is useful to investors to better understand the underlying trends in our operations. Adjusted Revenues excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of Clarivate’s business from Thomson Reuters in 2016 (the “2016 Transaction”)) and the revenues from divestitures.

	Year Ending December 31, 2020 (Forecasted)(1)
(in millions)	Low	High
Revenues, net	$949.9	$969.9
Deferred revenues adjustment(2)	0.1	0.1
Adjusted revenues	$950.0	$970.0

(1)	Excludes impact of proposed DRG acquisition and MarkMonitor divestiture, and assumes no further currency movements, acquisitions, divestitures or other unanticipated events.

(2)	Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

Adjusted EBITDA and Adjusted EBITDA margin. We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. We calculate Adjusted EBITDA by using net income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from divestitures), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), net transition services agreement benefit, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period.

Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Adjusted Revenues.

	Year Ending December 31, 2020 (Forecasted)(1)
(in millions)	Low	High
Net income	$2.3	$16.3
Benefit for income taxes	14.7	14.7
Depreciation and amortization	193.0	194.0
Interest, net	81.0	82.0
Net transition services agreement benefit(2)	(4.0)	(5.0)
Transition, transformation and integration expense(3)	38.0	39.0
Deferred revenue adjustment(4)	—	1.0
Transaction related costs(5)	1.0	2.0
Share-based compensation expense(6)	4.0	5.0
Other(7)	—	1.0
Adjusted EBITDA	$330.0	$350.0

Adjusted revenues	$950.0	$970.0
Adjusted EBITDA	$330.0	$350.0
Adjusted EBITDA Margin	35%	36%

(1)	Excludes the effect of the Company's recent debt refinancing that closed October 31, 2019 and the related impact on tax, excludes the impact of proposed DRG acquisition and MarkMonitor divestiture, and assumes no further currency movements, acquisitions, divestitures or other unanticipated events.

(2)	Related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(3)	These costs relate primarily to the ongoing transformation of our business following the May 2019 merger transaction, focused on the integration of separate business units into one functional organization and enhancements in our technology. Remaining costs are associated with ongoing restructuring and other cost savings initiatives.

(4)	Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

(5)	Includes consulting and accounting costs associated with the sale of certain assets of the MarkMonitor product line and tuck in acquisitions.

(6)	Share-based compensation expense for the year ending December 31, 2020 includes only the amortization of expense for awards granted as of September 30, 2019. This does not include any future expense related to new options granted under the 2019 plan or the vesting of any outstanding awards triggered by a market performance measure.

(7)	Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Adjusted Free Cash Flow. We use Adjusted Free Cash Flow in our operational and financial decision-making and believe Adjusted Free Cash Flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. We define Adjusted Free Cash Flow as net cash provided by operating activities less capital expenditures and unusual non-operating items.

	Year Ending December 31, 2020 (Forecasted)(1)
(in millions)	Low	High
Net cash provided by operating activities	$203.8	$227.8
Capital expenditures	(43.8)	(53.8)
Free Cash Flow	$160.0	$174.0
Net transition services agreement benefit(2)	(4.0)	(5.0)
Transition, transformation and integration expense(3)	38.0	39.0
Transaction related costs(4)	1.0	2.0
Adjusted Free Cash Flow	$195.0	$210.0

(1)	Excludes impact of proposed DRG acquisition and MarkMonitor divestiture, and assumes no further currency movements, acquisitions, divestitures or other unanticipated events.

(2)	Related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(3)	These costs relate primarily to the ongoing transformation of our business following the May 2019 merger transaction, focused on the integration of separate business units into one functional organization and enhancements in our technology. Remaining costs are associated with ongoing restructuring and other cost savings initiatives.

(4)	Includes consulting and accounting costs associated with the sale of certain assets of the MarkMonitor product line and tuck in acquisitions.

DRG Adjusted EBITDA. DRG Adjusted EBITDA is calculated by using net (loss) before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude the other items identified in the table below that DRG does not consider indicative of its ongoing operating performance.

	Year Ended December 31,
	2019	2018
(in millions)	(unaudited)	(unaudited)
Net (loss)	$(21.7)	$(32.5)
Benefit for income taxes	1.4	0.7
Depreciation and amortization	30.4	32.7
Interest, net	24.6	25.2
Loss on extinguishment of debt	—	1.9
Restructuring(1)	7.2	0.4
Transaction-related costs(2)	0.1	0.8
Transition, transformation and integration(3)	5.3	2.9
Impairment of intangible assets	0.1	—
Deferred revenues adjustment	—	0.1
Share-based compensation	0.9	—
Litigation-related costs	1.3	—
Loss on sale of assets	0.4	—
Other(4)	(2.4)	(0.4)
DRG Adjusted EBITDA	$47.6	$31.8

(1)	Includes costs incurred related to various restructuring efforts as a result of changes in leadership and the integration of acquisitions. Costs include mainly severance expense for terminated personnel from acquired businesses and exit cost obligations related to exiting certain facilities.

(2)	Reflects costs related to completed and uncompleted acquisitions, primarily related to third party professional fees.

(3)	Costs in 2019 relate primarily to retention bonuses paid to certain employees and incremental executive salaries paid in contemplation of the sale of the Company, as well as management fees paid to a related party. Costs in 2018 primarily relate to retention bonuses paid to employees of acquired companies, severance paid to certain executives and management fees paid to a related party.

(4)	Reflects primarily a one-time payment received in 2019 related to a failed sale of one of the Company's businesses and other one-time adjustments.